SUNAMERICA EQUITY FUNDS

AMENDED AND RESTATED PLAN PURSUANT TO RULE 18F-3

SunAmerica Equity Funds (the “Trust”) hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), setting forth the separate arrangement and expense allocation of each class of shares. Any material amendment to this plan is subject to prior approval of the Board of Trustees (the “Trustees”), including a majority of the disinterested Trustees.

CLASS CHARACTERISTICS

CLASS A SHARES:

Class A shares are subject to an initial sales charge, a distribution fee pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act (the “Rule 12b-1 Plan”) payable at the annual rate of up to 0.10% of the average daily net assets of the class and an account maintenance fee payable under the Rule 12b-1 Plan at the annual rate of up to 0.25% of the average daily net assets of the class (the distribution fee and account maintenance fee applicable to each class of the Trust are collectively referred to herein as the “Rule 12b-1 Fees”). The initial sales charge is waived or reduced for certain eligible investors. In certain cases, as disclosed in the Prospectus and the Statement of Additional Information from time to time, Class A shares may be subject to a contingent deferred sales charge (“CDSC”) imposed at the time of redemption if the initial sales charge with respect to such shares was waived.

CLASS B SHARES:

Class B shares are not subject to an initial sales charge but are subject to a CDSC which will be imposed on certain redemptions, a distribution fee payable under the Rule 12b-1 Plan at the annual rate of up to 0.75% of the average daily net assets of the class and an account maintenance fee payable under the Rule 12b-1 Plan at the annual rate of up to 0.25% of the average daily net assets of the class. The CDSC is waived for certain eligible investors. Class B shares automatically convert to Class A shares on the first business day of the month following the eighth anniversary of the issuance of such Class B shares.

CLASS C SHARES:

Class C shares are subject to a CDSC which will be imposed on certain redemptions, a distribution fee payable under the Rule 12b-1 Plan at the annual rate of up to 0.75% of the average annual net assets of the class and an account maintenance fee payable under the Rule 12b-1 Plan at the annual rate of up to 0.25% of the average daily net assets of the class. The CDSC is waived for certain eligible investors. Class C shares automatically convert to Class A shares on the 19th day (or next business day following the 19th) of the month following the tenth anniversary of the purchase of such Class C shares.

CLASS I SHARES:

Class I shares are not subject to either an initial or CDSC nor are they subject to any Rule 12b-1 Fee, but are subject to a service fee of 0.25% of the average daily net assets of the Class I shares pursuant to an Administrative and Shareholder Services Agreement between the Trust and SunAmerica Capital Services, Inc. with respect to the Class I shares.

CLASS T SHARES:

Class T shares are subject to an initial sales charge and an account maintenance fee payable under the Rule 12b-1 Plan at the annual rate of up to 0.25% of the average daily net assets of the class. The initial sales charge is waived or reduced for certain eligible investors.

CLASS W SHARES:	Class W shares are not subject to either an initial or CDSC nor are they subject to any Rule 12b-1 fee.

INCOME AND EXPENSE ALLOCATIONS

Income, any realized and unrealized capital gains and losses, and expenses not allocated to a particular class, will be allocated to each class on the basis of the total value of each class of shares in relation to the total value of each class of shares of each series of the Trust (each a “Fund” and collectively, the “Funds”).

DIVIDENDS AND DISTRIBUTIONS

Dividends and other distributions paid by each Fund to each class of shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class may be different from that paid by another class because of Rule 12b-1 Fees and other expenses borne exclusively by that class.

EXCHANGE PRIVILEGE

Each class of shares is generally exchangeable for the same class of shares of any other Fund or other SunAmerica Mutual Fund (subject to certain minimum investment requirements) at the relative net asset value per share, as disclosed in the Prospectus and Statement of Additional Information from time to time.

CONVERSION FEATURES

Class B shares will convert automatically to Class A shares on the first business day of the month following the eighth anniversary of the issuance of such Class B shares. Class C shares will convert automatically to Class A shares on the 19th day (or next business day following the 19th) of the month following the tenth anniversary of the purchase of such Class C shares. Conversions will be effected at the relative net asset values of Class C, Class B and

Class A shares, as applicable, without the imposition of any sales load, fee or charge. Class I, Class T and Class W shares will have no conversion rights.

GENERAL

A.

Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

B.

On an ongoing basis, the Trustees, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Funds for the existence of any material conflicts among the interests of their several classes. The Trustees, including a majority of the disinterested Trustees, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. SunAmerica Asset Management, LLC, the Trust’s investment manager and adviser, will be responsible for reporting any potential or existing conflicts to the Trustees.

C.

For purposes of expressing an opinion on the financial statements of the Trust, the methodology and procedures for calculating the net asset value and dividends/distributions of the classes and the proper allocation of income and expenses among such classes will be examined annually by the Trust’s independent auditors who, in performing such examination, shall consider the factors set forth in the relevant auditing standards adopted, from time to time, by the American Institute of Certified Public Accountants and Financial Accounting Standards Board.

As amended and restated: March 1, 2018

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